SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           -------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          General Maritime Corporation
                          ----------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)



                                    Y2692M103
                                    ---------
                                 (CUSIP Number)



                                December 31, 2001
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)


                                  ------------

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. Y2692M103                                           Page 2 of 6 Pages
-------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Peter C. Georgiopoulos

--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY


--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-------------------------------------------------------------------------------
       NUMBER                  5)     SOLE VOTING POWER
       OF
       SHARES                         2,971,478.8(1)
       BENEFICIALLY         ---------------------------------------------------
       OWNED BY                6)     SHARED VOTING POWER
       EACH
       REPORTING                      None
       PERSON               ---------------------------------------------------
       WITH                    7)     SOLE DISPOSITIVE POWER

                                      2,971,478.8(1)
                            ---------------------------------------------------
                               8)     SHARED DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,971,478.8(1)
-------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
-------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.0%
-------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
-------------------------------------------------------------------------------

------------------
(1) See response to Item 4.

                                    Schedule 13G

Item 1(a).  Name of Issuer:

General Maritime Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

35 West 56th Street
New York, NY  10019

Item 2(a).  Name of Person Filing:

Peter C. Georgiopoulos

Item 2(b).  Address of Principal Business Office or, if None, Residence:

c/o General Maritime Corporation
35 West 56th Street
New York, NY  10019

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

Y2692M103

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance withss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        withss.240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        withss.240.13d-1(b)(ii)(G)


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

            (h)   |_|   Savings Association as defined inss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance withss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned: 2,971,478.8

            (b)         Percent of class: 8.0%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              2,971,478.8

                        (ii)  Shared power to vote or to direct the vote:  None

                        (iii) Sole power to dispose or to direct the disposition
                              of: 2,971,478.8

                        (iv) Shared power to dispose or to direct the disposition of: None

      The reporting person, directly or through controlled entities, received the reported shares in a recapitalization of the issuer on June 12, 2001, the date of the issuer's initial public offering. As part of the recapitalization, the reporting person received shares in exchange for his general partnership interests in seven limited partnerships owning ocean-going tanker vessels that were contributed by various persons in the recapitalization to the issuer. The reporting person also received shares in exchange for a management company contributed to the issuer. Under the exchange formula relating to the management company, the reporting person received that number of shares which, when valued at the IPO price, were equal in value to 10% of the difference between (i) the aggregate adjusted net asset value of 22 vessels contributed by various persons (directly or indirectly) to the issuer (based on a formula prescribed for this purpose) and (ii) the pre-IPO capitalization of the issuer.

      Approximately 1,352,034 of the shares received by the reporting person in the recapitalization were deposited into a series of escrow accounts. Of these, approximately 297,149 were deposited into a purchase price calculation escrow account, approximately 297,149 were deposited into an indemnity escrow account and approximately 757,736 were deposited in a collar adjustment escrow account. Shares in the price calculation escrow account may be reallocated at a later date based upon the closing balance sheets of the entities and assets contributed by various persons to the issuer as of the time of the recapitalization. Shares in the indemnity escrow account may be recovered by the issuer in the event of a breach of representations and warranties made as of the time of closing of the recapitalization. In the event of such an indemnity payment, the reporting person may be required to deliver to the issuer shares in addition to those held for his account in the indemnity escrow.

      The reporting person, through controlled entities, will have the right to receive additional shares from the collar adjustment escrow or be obligated to relinquish shares held in this escrow depending on the price of the issuer's common stock on June 12, 2002 (the one year anniversary of the IPO) or, if earlier, the time at which the issuer consummates a secondary offering or offerings of at least one-third of the shares issued in the recapitalization.

The reporting person will receive additional shares if the subsequent reference price is above the IPO price and will be required to relinquish shares if the reference price is below the IPO price, according to a specified formula, but in no event will the reporting person be entitled to receive more than 485,834 shares or be required to relinquish more than 757,736 shares.

      The reporting person controls entities which are non-managing members of certain limited liability companies which exchanged vessel-owning subsidiaries for shares of the issuer subsequent to the closing of the recapitalization. Those shares have not been distributed by the limited liability companies to their members, and, accordingly, the reporting person's interest in such shares is not reported on the schedule.

      The foregoing transactions are further described in the issuer's Registration Statement on Form S-1 (File No. 333-49814) under the captions "Recapitalization and Acquisitions", "Principal Shareholders" and "Certain Relationships and Related Transactions".

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable


Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

Not applicable



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

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                      February 13, 2002
                                      ---------------------
                                           Date


                                      /s/ Peter C. Georgiopoulos
                                      ----------------------------
                                             Signature


                                      Peter C. Georgiopoulos
                                      ----------------------------
                                           Name/Title



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